

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Via E-mail
E. James Ferland
President and Chief Executive Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277

>   **Re: Babcock & Wilcox Enterprises, Inc.**
>   **Amendment No. 1 to Form 10-12B**
>   **Filed April 17, 2015**
>   **File No. 001-36876**

Dear Mr. Ferland:

We have reviewed your amended filing and have the following comments.

General

1.   Please be advised that the Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

Exhibit 99.1

Reasons for the Spin-Off, page 33

2.   We note your response to comment 16 in our letter dated April 10, 2015. Please quantify the anticipated effects of the loss of operating as one company and provide additional context to the negative factors listed. Please tell us if you are unable to provide such quantification.

Spin-Off Conditions and Termination, page 39

3.   We note your response to comment 17 in our letter dated April 10, 2015. Please update your disclosure in the registration statement to reflect that NRC regulatory review has been completed as noted in your response.

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation, page F-9

4.   We note your response to comment 29 in our letter dated April 10, 2015. Question 3 of ASC 805-50-S99-1 requires disclosures regardless of whether debt is reflected on your combined financial statements. Please address your consideration of these disclosures.

Note 5 – Income Taxes, page F-22

5.   We note your response to comment 34 in our letter dated April 10, 2015. We note that the $3.3 million tax benefit recorded as a result of larger manufacturing deductions represents approximately 13% of your 2014 net loss. Please tell us the specific facts and circumstances that led to the reporting of additional domestic production gross receipts for prior years and correspondingly larger manufacturing deductions. Please help us better understand how you determined that these were due to changes in estimates pursuant to ASC 250.

Pro Forma Combined Financial Statements, page F-45

6.   We note your response to comment 38 in our letter dated April 10, 2015. In a similar manner to your response, please disclose why the agreements with Babcock & Wilcox Company in connection with the spin-off are not reflected in the pro forma financial statements. Please also help us better understand how you made the determination that no additional pro forma adjustments would be required by telling us the differences in amounts between the estimated costs related to the transition services agreements and other agreements and the costs already reflected in the financial statements.

7.   We note your response to comment 41 in our letter dated April 10, 2015.   Given that the effective tax rate that you are using in the 2014 pro forma financial statements is significantly higher than both your statutory rate and the historical effective tax rate, please provide comprehensive disclosures of how you determined the appropriate tax rate to use. We remind you that tax rates different from the statutory rate may only be used if they are factually supportable. In this regard, it remains unclear why the 2014 pro forma tax adjustment is only 25% of the aggregate pro forma adjustment to pre-tax income given that your 2014 statutory Federal, Foreign and State tax rate exceeds 45% (page F-24). Please revise the pro forma tax adjustment or provide us an analysis of the calculated tax impact of each 2012 to 2014 pro forma adjustment. See Instruction 7 in Article 11-02(b) of Regulation S-X.

       You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

                       Sincerely,

                       /s/ Craig Slivka, for

                       Pamela Long
                       Assistant Director

cc: Charles T. Haag (*via e-mail*)
         Jones Day